Cape Cod Aquaculture Corp.
                               440 Massasoit Road
                                Eastham, MA 02642


Kristopher Natoli
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Mr. Natoli,

Attached please find amendment #2 for S-1 Registration Statement (File No.333-152563). An updated financial statement (Page F-1 to F-7) as well as an updated Report of Independent Registered Public Accounting Firm (Exhibit 23.1) complete the modifications. I understand there are no further comments with regard to this registration statement. Please contact me with any questions at 617-513-8876.


                                       Yours Truly,

                                       James Bright
                                       President